Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

        The following table sets forth the Company's ratio of earnings to fixed charges for periods indicated:

		Year Ended December 31,
	3 Months Ended 3/31/03
		2002	2001	2000	1999	1998
Ratio of Earnings to Fixed Charges	5.81	5.36	1.95	5.27	7.41	5.19

        For purposes of computing the ratio of earnings to fixed charges, earnings are defined as earnings before income taxes plus fixed charges. Fixed charges consist of interest expense (including capitalized interest) and the portion of rental expense that is representative of the interest factor (deemed to be one-third of minimum operating lease rentals). The earnings to fixed charges calculation reflects the Company's proportionate share of income, expense and fixed charges attributable to the Company's investment in majority-owned unconsolidated subsidiaries and joint ventures.